Atlas Copco

Press Release from the Atlas Copco Group

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Beng ... ent, Compressor Technique
+32 ... '8
Joan ... er, Corporate Communications
+44 ... 115



Atlas Copco receives major liquid natural gas contract

Stockholm, Sweden, April 6, 2006: Atlas Copco, in partnership with marine specialist Hamworthy Gas Systems, has received a major contract for the liquid natural gas (LNG) market. The Atlas Copco part of the total contract is worth approximately MSEK 140 (MEUR 15). Delivery is set for the first half of 2007.

Daewoo Shipbuilding and Marine Engineering (DSME) of Korea has ordered ten nitrogen companders (a three-stage nitrogen compressor coupled with an expansion turbine) and ten boil-off-gas compressors from Atlas Copco Gas and Process division. This is the fourth large-scale order from the LNG market over the past year, all from Asia. Like all the machines booked previously, the companders and the boil-off gas compressors will be employed in an innovative way for the reliquefaction of LNG aboard ships.

"The LNG market is expanding globally right now, resulting in a high demand for new, large LNG tankers. This latest order confirms Atlas Copco's strong position in the LNG market," says Bengt Kvarnbäck, Business Area President, Atlas Copco Compressor Technique.

Atlas Copco and Hamworthy, a world leader in the design and manufacture of innovative marine and offshore fluid handling systems, have been partners for many years. They worked jointly on the development of this new process for the reliquefaction of LNG and have partnered previously for other LNG projects worldwide.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600). Learn more on www.atlascopco.com.

Gas and Process is a division within Atlas Copco's Compressor Technique business area. It is responsible for development, manufacturing and sales of large, customized gas and process compressors and turbo expanders, and their respective aftermarket products. The division's products are used primarily by the oil and gas, chem/petrochemical process and power industries, and also by industries that specialize in gas production through air separation. The division is headquartered in Cologne, Germany and has worldwide sales, service and application center resources. More information is available on www.atlascopco.com.

Atlas Copco Group Center

Atlas Copco AB	Visitors address:	Telephone: +46 (0)8 743 8000	A Public Company (publ)
SE-105 23 Stockholm	Sickla Industriväg 3	Telefax: +46 (0)8 644 9045	Reg. No: 556014-2720
Sweden	Nacka	www.atlascopco.com	Reg. Office Nacka